Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the September 30, 2011 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of  short form shelf prospectus dated June 24, 2010 and July 7, 2010, respectively.  These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with International Financial Reporting Standards which are generally accepted in Canada.

Interest coverage ratios for the twelve month period ended September 30, 2011
(times)

Net earnings (1)	10.0	x

Net earnings before unrealized (gains) and losses on risk management activities (2)	9.3	x

(1)	Net earnings plus income tax and interest on short-term borrowings and long-term debt; divided by interest expense on short-term borrowings and long-term debt
(2)

Net earnings plus income tax, interest on short-term borrowings and long-term debt and unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt

The Company believes the interest coverage ratio before unrealized gains and losses on risk management activities is a relevant measure for investors as the realization of these gains and losses are yet to be determined and will be realized in future periods.